Exhibit 99.1

2018-11-30

PRESS RELEASE

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden, November 30, 2018 – Oasmia Pharmaceutical AB (publ) (”Oasmia” or ”Company” or “Group”) on 29 November 2017 and on 7 September 2018, issued convertible loans with total nominal amount of MSEK 28 and MSEK 35.2 respectively. In total circa MSEK 21.3 of the convertible loans have during November 2018, at the request of convertible loan holders, been converted into shares. As a consequence, the total number of shares and votes in the Company have in November increased with 4,115,204 shares and votes. The share capital has increased with SEK 411,520.40.

As of 30 November 2018, the total number of shares and votes in Oasmia are 200,523,541 shares and votes. As per the same date, the share capital is SEK 20,052,354.10.

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact person set out above, at 10.30 pm CET on 30 November 2018.